[Letterhead of New Oriental Education & Technology Group Inc.]

June 9, 2009

VIA EDGAR AND FACSIMILE

Mr. Reid S. Hooper, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Oriental Education & Technology Group Inc. (the “Company”)
Form 20-F for the fiscal year ended May 31, 2008
filed on October 23, 2008 (File No. 001-32993) (the “2008 Form 20-F”)

Dear Mr. Hooper:

This letter sets forth the Company’s response to the comments contained in the letter dated May 7, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2008 Form 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the year ended May 31. 2008

Item 5. Operating and Financial Review and Prospects, page 43

Fiscal Year Ended May 31, 2008 Compared to Fiscal Year Ended May 31, 2007, page 49

1. On page F-16, you state that revenue from New Oriental China for the fiscal year ended May 31, 2008 was $199,434, which represents 99% of your total reported revenue. However, you state that net income generated from New Oriental China was $13,478 for the same time period, which represents only 27% of reported net income. Please revise to explain the source of the remaining 73% of net income.

The Company respectfully advises the Staff that New Oriental China is a consolidated variable interest entity of the Company for which the Company is the primary beneficiary as disclosed in Note 1 to the financial statements (Page F-16). As disclosed in Note 1, the Company has entered into exclusive technical and other services agreement (“Service Agreements”) with New Oriental China under which the Company provides technical and other services to New Oriental China and its subsidiaries in exchange for a significant portion of the net income of New Oriental China.

In accordance with the Service Agreements, New Oriental China was obligated to pay to the Company technical and service fees totaling $34,829,000 out of its income for the fiscal year ended May 31, 2008. Adding back the amount of the technical and service fees paid to the Company, New Oriental China contributed 98% of consolidated net income of the Company for the year ended May 31, 2008.

In future filings, the Company will also disclose the contribution of New Oriental China to consolidated net income before intra-group payments.

Share-based Compensation, page 55

2. We refer to your critical accounting policy for stock-based compensation. Please revise to describe the significant assumptions and estimates involved in determining stock compensation expenses and clarify why you believe the changes in the “subjective input assumptions may materially affect the fair value estimate[s].” Describe why these estimates and assumptions bear a risk of change and discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis.

The Company respectfully advises the staff that the Company determines the fair value of stock option awards at the grant date using the Black-Scholes model. The significant assumptions involved in applying that model are:

1 the expected share price volatility over the term of the awards,

2 actual and projected employee share option exercise behavior, and

3 risk-free interest rates for instruments with a maturity substantially equal to the expected duration of the award.

The Company believes that these assumptions are subjective in nature and the use of different assumptions at the grant date would have impacted the determination of the fair value of the award.

In response to the Staff’s comment, in future filings, the Company will expand on its disclosure of the critical accounting policy in relation to stock-based compensation in substantially the following form:

In January 2006, we adopted the 2006 Share Incentive Plan under which we have granted a total of 12,766,000 share options. We record the compensation cost based on our determination of the grant date fair value of such awards in accordance with SFAS 123(R). To determine the grant date fair value of options, we use the Black-Scholes option pricing model. This model requires the use of certain subjective assumptions.

For grants made under the 2006 Share Incentive Plan, we have historically used the following assumptions:

	2006	2007
Weighted average risk-free rate of return	3.82%	3.86%

Weighted average expected option life (year)*	5.88	5.88

Weighted average volatility rate	50.5%	50.5%

Weighted average dividend yield	—	—

*  This is the weighted average expected option life used by the Company. There is a typographical error in what is currently disclosed in page F-34 of the 2008 20-F which will be revised in our 2009 20-F.

(a) Risk-free interest rate

Risk-free interest rate was estimated based on the yield, as of the grant date, to maturity of China international government bonds with a maturity period close to the expected term of the options. For future grants we will determine the risk-free interest rate based on similar instruments.

(b) Expected term

As we did not have historical share option exercise experience, we estimated the expected term as the average between the vesting term of the options and the original contractual term. Of the 11,368,123 options outstanding as of May 31, 2008, 8,819,500 options were granted prior to the IPO, representing 77.5% of the total. We did not believe we had sufficient historical information as at grant date of the options to make a refined estimate of expected term. Therefore, we used the simplified method explained in Staff Accounting Bulletin No. 107 to estimate the expected life as the simple average of the vesting term and the contractual term. In the future, should more detailed information be available to us, we would consider adopting a different method of estimating expected term.

(c) Volatility

Volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period similar to the expected term of the options. Most of the options were granted prior to our IPO or during the year ended May 31, 2007 when we had limited historical data on the price of its publicly traded shares. Therefore we did not have sufficient company specific information regarding the volatility of our share price on which to base an estimate of expected volatility. As such, we based our estimate of expected volatility on the historical volatility of comparable entities whose share prices are publicly available.

Since our IPO in September 2006, we have had slightly less than 3 years of historical market price data for our ADSs. The average historical volatility of the market price of our ADSs over the period from September 2006 to May 31, 2008 was 64%. For future grants we will consider all relevant information in determining an appropriate volatility assumption.

(d) Dividend yield

The dividend yield was estimated by us based on our expected dividend policy over the expected term of the employee share options. We expect to grow our business with internally generated cash and do not expect to pay dividend in the foreseeable future. Nor have we paid any dividends to date. Therefore, we used a zero dividend yield assumption. Should we change our dividend policy in the future; the dividend yield will be amended to reflect any changes as appropriate.

In addition to the use of the Black-Scholes model to determine the grant date fair value, we also need to estimate the forfeiture rate of the awards and to periodically revise that estimate. The estimated forfeiture rate used was 10% as compared with the actual forfeiture rate of 7.62% up to May 31, 2008. We estimate the forfeiture rate based on historical rates of employee turnover prior to vesting and will from time to time review if the actual forfeiture rate differs from the estimated forfeiture rate. When necessary, the estimated forfeiture rate is adjusted for the actual employee turnover.

Item 7. Major Shareholders and Related Party Transactions, page 67

3. In future filings, please provide the disclosure required by Item 7.A.2 of Form 20-F regarding the portion of each class of your securities held in the United States and the number of U.S. record holders.

The Company respectfully advises the Staff that, based on the addresses listed in the Company’s register of members maintained by its Cayman Islands share registrar, Deutsche Bank Trust Company Americas, as the depositary for the Company’s ADS facility, was the Company’s only record shareholder in the United States. Neither the Company nor the depositary can determine the exact number of beneficial owners of ADSs in the United States without undue burden and expenses.

The Company confirms that, in future filings, it will provide the disclosure required by Item 7.A.2 of Form 20-F regarding the portion of each class of its securities held in the United States and the number of U.S. record holders. To void any potential misinterpretation on the part of investors as to the number of beneficial owners of the Company’s ADSs in the U.S., it will also supplement such disclosure with a statement that the number of beneficial owners of its ADSs in the U.S. is likely much larger than the number of record holders of its common shares in the U.S.

Item 9. The Offer and Listing, 71

4. We note your disclosure relating to only the monthly highs and lows of your stock since September 7, 2006. In future filings, please comply with all of the disclosure requirements of Item 9.A.4 of Form 20-F relating to the price history of your listed stock. For example, provide additional price history summaries such as the high and low market prices for each full financial quarter and for the most recent six months.

The Company confirms that, in future filings, it will comply with all of the applicable disclosure requirements of Item 9.A.4 of Form 20-F relating to the price history of its ADSs. Specifically, it will disclose: (a) for the five most recent full financial years: the annual high and low market prices; (b) for the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter; and (c) for the most recent six months: the high and low market prices for each month.

Item 19. Exhibits, page 81

5. Please revise to file as exhibits all material contracts entered into by your or your subsidiaries or explain to us why you determined you were not required to file them. This includes all material agreements that you or your subsidiaries are parties to, have succeeded to a party by assumption or assignment, or if you or your subsidiary has a beneficial interest. We note your disclosure on page 67 of numerous contractual arrangements entered into by you or your subsidiaries with New Oriental China and its subsidiaries and shareholders.

The Company respectfully advises the Staff that it has filed all material contracts entered into by it or its subsidiaries required to be filed under applicable SEC rules as exhibits to the registration statements on Form F-1 filed previously. For other agreements which were not filed as exhibits to the 2008 Form 20-F or previous filings, the Company did not consider these agreements as material given the immaterial amounts of contract value involved. In response to the Staff’s comment, the Company will include in future filings an exhibit index that lists both exhibits filed with the Form 20-F and previously filed exhibits that are incorporated by reference into the Form 20-F.

Exhibits 12.1 & 12.2, Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual, the name of the company and defines the “Company.” In future filings, revise the identification of the certifying individual at the beginning of the certification so as not to include the individual’s title or name of the company. In addition, do not change articles, pronouns, and punctuation in the certification. Exchange Act Rule 13a-14(a) requires that the certifications be in the exact form as in the applicable disclosure standard.

The Company confirms that, in future filings, it will revise the identification of the certifying individual at the beginning of the certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 so as not to include the individual’s title or name of the Company. It further confirms that it will follow the exact form of the certification set forth in Form 20-F and will not change articles, pronouns, and punctuation in the certification in future filings.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2008 Form 20-F, please contact the undersigned at (86) 139 11195439 or the Company’s U.S. counsel, Julie Gao of Latham & Watkins at (852) 2912-2535. Thank you.

Very truly yours,

/s/ Louis Hsieh
Louis Hsieh
President and Chief Financial Officer

cc:	Michael Minhong Yu,

Chairman and Chief Executive Officer, New Oriental Education & Technology Group Inc.

Z. Julie Gao, Esq., Latham & Watkins, Hong Kong

Elsie Zhou, Partner, Deloitte Touche Tohmatsu CPA Ltd.